225 Bush St. Floor 17, San Francisco, CA 94104

March 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn:	Yolanda Guobadia

Gus Rodriquez

Re:	LiveRamp Holdings, Inc.

Form 10-K for the Fiscal Year ended March 31, 2022

Filed May 24, 2022

File No. 001-38669

Ladies and Gentlemen:

We submit this letter in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to LiveRamp Holdings, Inc. (the “Company” or “LiveRamp”) received by email dated February 15, 2023, relating to the Company’s Form 10-K for the fiscal year ended March 31, 2022 (File No. 001-38669) filed on May 24, 2022 (the “10-K”).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed the comment with the Company’s response. Page references herein correspond to the page of the 10-K. References to “we”, “our”, or “us” mean the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page F-11

1.	We note that your discussions and analyses of various operating expenses in your annual and subsequent interim reports include references to research and development expenses, sales and marketing expenses, and general and administrative expenses, each excluding stock-based compensation expense and, in the case of general and administrative expenses, also excluding certain third-party transformation costs.

You quantify the differences in these partial measures, indicate the percentages of change compared to the preceding period, and the percentages that such partial measures represent of revenues, comparing the most recent period to the preceding period.

We believe that you should identify these partial metrics as non-GAAP measures and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please submit the revisions that you propose to comply with this guidance.

The Company acknowledges the Staff’s comment and advises the Staff that the Company will exclude these partial measures, including percentages that such partial measures represent of revenue, in our discussion of various operating expenses in future filings. By way of example, the following modified explanation of Sales and Marketing (“S&M”) expense from page F-12 of the 10-K reflects the format we intend to employ in future filings:

S&M expenses were $182.8 million for fiscal 2022, an increase of $5.2 million, or 2.9%, compared to fiscal 2021, and are 34.6% of total revenues compared to 40.1% in the prior year. The increase is primarily due to headcount investments (employee-related expenses increased $5.1 million) and increased professional services ($8.6 million). These increases were offset by an $11.8 million decrease in stock-based compensation expense. Current year expenses included $28.6 million of stock-based compensation expense compared to $40.4 million in the prior year. The decrease in stock-based compensation expense is primarily due to the accelerated vesting of certain awards in the prior year fourth quarter that would have otherwise vested over the subsequent six months to take advantage of significant cash tax savings opportunities.

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2.	We note that concerns over bookings have been a topic for discussion during your quarterly earnings calls for the current fiscal year. For example, during your second quarter 2023 earnings call, these were prefaced by stating, "Some investors have questioned whether our recent bookings weakness is driven by a secular shift in the marketplace or product market misalignment rather than cyclical factors and a temporary lull in sales productivity.” However, this metric is not mentioned in your discussions and analyses of subscription revenues in your periodic reports or in earnings releases.

As bookings appear to be an important metric to investors in assessing your performance, please expand your disclosures to clarify how this metric correlates with or relates to subscription revenues, and to address the following points, consistent with Item 303(b)(2)(i) and (ii) of Regulation S-K:

•	Describe any known trends or uncertainties in bookings that have had, or that are reasonably likely to have, a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

•	Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected income from continuing operations.

During certain recent earnings calls, we have discussed bookings trends within the context of recent staffing changes within our sales organization. Bookings is a measure of incremental annualized subscription revenue from contracts signed during the period from either new customers or incremental revenue from contract renewals with existing customers (which we refer to as “upsell”). We use bookings internally to monitor and compensate our salespeople, but as a measure of our total revenue performance it is an incomplete metric because it can vary significantly across periods due to reasons unrelated to the underlying performance of our business and does not account for other factors that determine total revenue, such as contraction with existing customers (churn and downsell) and variable consideration. We believe there are other metrics that are more useful to investors in understanding our subscription revenue performance and trends. In our earnings release materials, we report the following revenue-related metrics: annualized recurring subscription revenue (ARR), subscription net retention (SNR), fixed revenue contract commitments not yet recognized (RPO) and RPO to be recognized over the next twelve months (CRPO). Bookings is one input, among others, in each of these measures. We believe these metrics provide more complete measures of subscription performance as they not only include new and upsell revenue activity (i.e., bookings), but also include renewal, retention and utilization performance. We currently provide disclosures of RPO and CRPO in our consolidated financial statements as required under GAAP. To enhance our discussion regarding revenue performance in our periodic reports, the Company advises the Staff that we intend to include a discussion of ARR, SNR, RPO and CRPO in future filings, starting with the Annual Report on Form 10-K for the fiscal year ending March 31, 2023. In accordance with Item 303(b)(2)(i) and (ii) of Regulation S-K, our discussion of these measures will also include, as and where applicable, any unusual or infrequent events or transactions or any significant economic changes that materially affected our results of operations (including revenues) in the applicable periods, as well as any known trends or uncertainties that have had, or that are reasonably likely to have, a material favorable or unfavorable impact on our operating results.

The Company respectfully acknowledges that it is responsible for the adequacy and accuracy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We believe our response addresses your comments. However, we would be happy to speak to you directly if you need additional information or clarification.

Sincerely,

/s/ Warren C. Jenson
Warren C. Jenson
President, Chief Financial Officer and Executive Managing Director of International

Contact Information:

Warren C. Jenson

warren.jenson@liveramp.com

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Lauren Dillard

Senior Vice President of Finance and Investor Relations

lauren.dillard@liveramp.com

Art Kellam

Senior Vice President and Chief Accounting Officer

art.kellam@liveramp.com

Craig Harrison

Vice President of Corporate Finance

craig.harrison@liveramp.com

Reach us at info@LiveRamp.com	LiveRamp.com